                                 SCHEDULE 13D

                                 (RULE 13d-101)

  Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
               Amendments Thereto Filed Pursuant to Rule 13d-2(a)

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                  Under the Securities Exchange Act of 1934
                              (Amendment No. 5)(1)


                        COMPANIA CERVECERIAS UNIDAS S.A.
     UNITED BREWERIES COMPANY, INC. (ENGLISH TRANSLATION OF NAME OF ISSUER)
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          COMMON STOCK, NO PAR VALUE
        SHARES OF COMMON STOCK IN THE FORM OF AMERICAN DEPOSITARY SHARES
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   204429104
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                JoBeth G. Brown
                          Vice President and Secretary
                         Anheuser-Busch Companies, Inc.
                                One Busch Place
                           St. Louis, Missouri 63118
                                 (314) 577-2000
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                OCTOBER 2, 2001
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule
     13d-7 for other parties to whom copies are to be sent.

          (1)The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following pages)
                             (Page 1 of 13 pages)

CUSIP NO. 204429104               13D/A                      PAGE 2  OF 13 PAGES
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Anheuser-Busch Companies, Inc.
    43-1162835
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    WC
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    None
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    63,695,333
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    None
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    63,695,333
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     63,695,333
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES *
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     20.0%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     CO
--------------------------------------------------------------------------------

                               * SEE INSTRUCTIONS

CUSIP NO. 204429104               13D/A                      PAGE 3  OF 13 PAGES
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Anheuser-Busch International, Inc.
    43-1213600
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    WC
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    None
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    63,695,333
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    None
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    63,695,333
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     63,695,333
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES *
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     20.0%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     CO
--------------------------------------------------------------------------------

                               * SEE INSTRUCTIONS

CUSIP NO. 204429104               13D/A                      PAGE 4  OF 13 PAGES
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Anheuser-Busch International Holdings, Inc.
    51-0348308
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    WC
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    None
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    63,695,333
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    None
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    63,695,333
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     63,695,333
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES *
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     20.0%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     CO
--------------------------------------------------------------------------------

                               * SEE INSTRUCTIONS

CUSIP NO. 204429104               13D/A                      PAGE 5  OF 13 PAGES
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Anheuser-Busch International Holdings, Inc. Chile I Limitada
    98-0346879
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    WC
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Chile
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    None
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    63,695,333
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    None
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    63,695,333
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     63,695,333
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES *
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     20.0%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     PN
--------------------------------------------------------------------------------

                               * SEE INSTRUCTIONS

CUSIP NO. 204429104               13D/A                      PAGE 6  OF 13 PAGES
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Anheuser-Busch International Holdings, Inc. Chile II Limitada
    98-0346884
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    WC
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Chile
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    None
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    63,695,333
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    None
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    63,695,333
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     63,695,333
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES *
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     20.0%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     PN
--------------------------------------------------------------------------------

                               * SEE INSTRUCTIONS

CUSIP NO. 204429104              13D/A                        Page 7 of 13 Pages


         This Amendment No. 5 (this "Amendment") amends and supplements the
Schedule 13D filed on January 8, 2001 (the "Schedule 13D") with the Securities and Exchange Commission, as amended by Amendment No. 1 thereto filed on February 6, 2001, Amendment No. 2 thereto filed on March 5, 2001, Amendment No. 3 thereto filed on March 30, 2001, and Amendment No. 4 thereto filed on May 3, 2001. All capitalized terms used in this Amendment and not otherwise defined herein have the meanings assigned to such terms in the Schedule 13D.

ITEM 2. IDENTITY AND BACKGROUND

Item 2 is hereby amended and restated in its entirety as follows:

         (a) - (c) and (f). This Statement is being filed by Anheuser-Busch Companies, Inc. ("ABC"), Anheuser-Busch International, Inc. ("ABII"), Anheuser-Busch International Holdings, Inc. ("ABIH"), Anheuser-Busch International Holdings, Inc. Chile I Limitada ("AB-Chile I"), and Anheuser-Busch International Holdings, Inc. Chile II Limitada ("AB-Chile II", and together with ABC, ABII, ABIH and AB-Chile I, the "Reporting Persons"). ABC, ABII and ABIH are each organized as a corporation under the laws of the State of Delaware. AB-Chile I and AB-Chile II are each a Sociedad de Responsabilidad Limitada (limited liability partnership) organized under the laws of the Republic of Chile. Each of ABC and ABII has its principal business address at One Busch Place, St. Louis, Missouri 63118 and ABIH has its principal business address at c/o Registered Agents, Ltd., 1220 N. Market Street, Suite 606, Wilmington, Delaware 19801. Each of AB-Chile I and AB-Chile II has its principal business address at Miraflores 222, Piso 24, Santiago, Chile. ABC is the holding company parent to a number of subsidiaries involved in the business of brewing beer and various other business operations, including those related to the production and acquisition of brewing raw materials, the manufacture and recycling of aluminum beverage containers and the operation of theme parks. ABII is 100% owned by ABC and brews and distributes beer in foreign countries. ABIH is 100% owned by ABII and holds equity investments in foreign brewers. AB-Chile I is 99.993% owned by ABIH, its managing partner, and 0.007% owned by Anheuser-Busch Overseas Holdings, L.L.C., a partner of AB-Chile I and a Delaware limited liability company which is an indirect subsidiary of ABC ("ABOH"). AB-Chile I was established to indirectly hold the Shares. AB-Chile II is 99.997% owned by AB-Chile I, its managing partner, and 0.003% owned by ABOH, as partner. AB-Chile II was established to directly hold the Shares.

         This Statement is being filed by AB-Chile II, as the direct beneficial owner of the Shares to which this Statement relates, and by each of ABC, ABII, ABIH and AB-Chile I as an indirect beneficial owner of such Shares; AB-Chile I is an indirect beneficial owner of such Shares because it controls AB-Chile II as its 99.997% owner and managing partner, ABIH is an indirect beneficial owner of such Shares because it controls AB-Chile I as its 99.993% owner and managing partner, ABII is an indirect beneficial owner of such Shares because it controls ABIH as its 100% owner and ABC is an indirect beneficial owner of such Shares because it controls ABII as its 100% owner.

         The names, business addresses, principal occupations and citizenship of the directors and executive officers of ABC, ABII and ABIH are set forth in Annex A hereto and are incorporated herein by reference. Neither AB-Chile I nor AB-Chile II has any directors or executive officers. ABIH is the managing partner of AB-Chile I and AB-Chile I is the managing partner of AB-Chile II.

CUSIP NO. 204429104              13D/A                        Page 8 of 13 Pages


         (d) and (e). During the last five years, none of the Reporting Persons and, to the best knowledge of the Reporting Persons, none of the executive officers or directors of ABC, ABII or ABIH, or the managing partners or persons controlling the managing partners of AB-Chile I or AB-Chile II has (i) been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 is hereby amended and supplemented as follows:

         (1) The second paragraph is replaced in its entirety with the following language:

         In addition to the Shares that have been purchased from Cimol, 29,076,617 Shares have been purchased in open market transactions on the Santiago Stock Exchange (including 20,700,000 in an open market auction) and American Depositary Shares representing 10,731,000 Shares have been purchased in open market transactions on the New York Stock Exchange.

         (2) The third paragraph is replaced in its entirety with the following language:

         The aggregate purchase price for the Shares purchased from Cimol was approximately $119,400,000. The aggregate purchase price for the Shares purchased from parties other than Cimol (including commissions) was approximately $201,300,000. All of the approximately $320,700,000 of funds used to purchase the Shares reported in this Statement will come from the available resources of the Reporting Persons and from no specific borrowings.

         (3) Item 3 is further amended by adding the following language to the end thereof:

         See Item 5(c) for a description of certain transactions pursuant to which the Reporting Persons have caused ABIH to sell certain Shares to AB-Chile II.

ITEM 4. PURPOSE OF TRANSACTION

Item 4 is hereby amended by adding the following language to the end thereof:

         As of the date hereof, ABIH has converted all of the American Depositary Shares it owns into Shares of common stock of the Issuer. See Item 5(c) hereof for a description of the transactions pursuant to which such conversions have taken place.

CUSIP NO. 204429104              13D/A                        Page 9 of 13 Pages


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5 is hereby amended and supplemented as follows:

         (1) The first paragraph is replaced in its entirety with the following language:

         To the best of the Reporting Persons' knowledge based on the information contained in the Issuer's Annual Report on Form 20-F for the period ended December 31, 2000, the aggregate number of outstanding Shares (including Shares represented by American Depositary Shares) is 318,502,872.

         (2) Subsection (a) is replaced in its entirety with the following language:

         (a) AB-Chile II beneficially owns 63,695,333 Shares. Each of AB-Chile I, ABIH, ABII and ABC beneficially owns 63,695,333 Shares. The 63,695,333 Shares beneficially owned by each of AB-Chile I, ABIH, ABII and ABC include all of the Shares beneficially owned by AB-Chile II. This Statement is being filed by AB-Chile II as the direct beneficial owner of the Shares to which this Statement relates and by each of AB-Chile I, ABIH, ABII and ABC as an indirect beneficial owner of such Shares; AB-Chile I is an indirect beneficial owner of such Shares because it controls AB-Chile II as its 99.997% owner and managing partner, ABIH is an indirect beneficial owner of such Shares because it controls AB-Chile I as its 99.993% owner and managing partner, ABII is an indirect beneficial owner of such Shares because it controls ABIH as its 100% owner and ABC is an indirect beneficial owner of such Shares because it controls ABII as its 100% owner. The 63,695,333 Shares beneficially owned by the Reporting Persons represent 20.0% of all outstanding Shares. To the knowledge of the Reporting Persons, none of the executive officers or directors of ABC, ABII or ABIH beneficially own any Shares. Neither AB-Chile I nor AB-Chile II has any directors or executive officers; the managing partner of AB-Chile I is ABIH and the managing partner of AB-Chile II is AB-Chile I.

         (3) Subsection (b) is replaced in its entirety with the following language:

         (b) The Reporting Persons share the power to vote or direct the vote of all 63,695,333 Shares which they beneficially own and share the power to dispose of or direct the disposition of all 63,695,333 Shares which they beneficially own. As indicated in (a) above, to the knowledge of the Reporting Persons, none of the executive officers or directors of ABC, ABII or ABIH beneficially own any Shares. Neither AB-Chile I nor AB-Chile II has any directors or executive officers; the managing partner of AB-Chile I is ABIH and the managing partner of AB-Chile II is AB-Chile I.

         (4) Subsection (c) is amended by adding the following language to the end thereof:

        On October 2, 2001, the Reporting Persons caused AB-Chile II to pay for and accept the certificates for 52,964,333 Shares, ownership of which had been conveyed by ABIH to AB-Chile II on April 6, 2001. The purchase price for the Shares was $220,560,569.84, or $4.16 per Share. Previously, on April 17, 2001, the Reporting Persons converted 2,046,200 American Depositary Shares owned by ABIH into 10,231,000 Shares and caused all of such Shares to be transferred to AB-Chile II; in this transaction, ABIH sold all of such American Depositary Shares to UBS Warburg LLC, which then immediately sold the 10,231,000 Shares underlying such American Depositary Shares to AB-

CUSIP NO. 204429104              13D/A                       Page 10 of 13 Pages


Chile II in an auction transaction conducted on the Santiago Exchange. AB-Chile II paid approximately $49,177,740.29 for the Shares, which included a commission of approximately $165,332.96.

         On May 30, 2001, ABIH acquired 100,000 American Depositary Shares (equivalent to 500,000 Shares) in open market transactions on the New York Stock Exchange at an average price of $22.56 per American Depositary Share (or an average price of $4.51 per Share). On September 5, 2001, the Reporting Persons converted these 100,000 American Depositary Shares owned by ABIH into 500,000 Shares and caused all of such Shares to be transferred to AB-Chile II; in this transaction, ABIH sold all of such American Depositary Shares to UBS Warburg LLC, which then immediately sold the 500,000 Shares underlying such American Depositary Shares to AB-Chile II in an auction transaction conducted on the Santiago Exchange. AB-Chile II paid approximately $2,242,087.60 for the Shares, which included a commission of approximately $7,827.65. The Reporting Persons directly and indirectly provided AB-Chile II with the funds that were necessary to make the Share acquisitions on October 2, 2001, September 5, 2001 and April 17, 2001 that are described above.

CUSIP NO. 204429104              13D/A                       Page 11 of 13 Pages



The undersigned hereby agree that this Statement is filed on behalf of each of the Reporting Persons.

SIGNATURE

         After reasonable inquiry and to the best of the knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

         Dated: October 5, 2001


                     ANHEUSER-BUSCH COMPANIES, INC.

                     By: /s/ John Koykka
                        -------------------------------------
                         Name:  John Koykka
                         Title: Vice President, International Development


                     ANHEUSER-BUSCH INTERNATIONAL, INC.

                     By: /s/ John Koykka
                        -------------------------------------
                         Name:  John Koykka
                         Title: Executive Vice President - Strategic
                                Planning and Business Development


                     ANHEUSER-BUSCH INTERNATIONAL HOLDINGS, INC.

                     By: /s/ John Koykka
                        -------------------------------------
                         Name:  John Koykka
                         Title: Executive Vice President - Strategic
                                Planning and Development


                     ANHEUSER-BUSCH INTERNATIONAL HOLDINGS, INC. CHILE I
                     LIMITADA

                     By: ANHEUSER-BUSCH INTERNATIONAL HOLDINGS, INC.,
                         ITS MANAGING PARTNER

                     By: /s/ John Koykka
                        -------------------------------------
                          Name:  John Koykka
                          Title: Executive Vice President - Strategic
                                 Planning and Development

CUSIP NO. 204429104              13D/A                       Page 12 of 13 Pages



                        ANHEUSER-BUSCH INTERNATIONAL HOLDINGS, INC. CHILE II LIMITADA

                        By: Anheuser-Busch International Holdings, Inc.
                            Chile I Limitada, its Managing partner

                            By: Anheuser-Busch International
                                Holdings, Inc., its Managing partner

                                By: /s/ John Koykka
                                   -----------------------------------------
                                    Name: John Koykka
                                    Title: Executive Vice President - Strategic
                                           Planning and Development

CUSIP NO. 204429104              13D/A                       Page 13 of 13 Pages

ANNEX A.

Annex A is hereby amended in the following respects:

         (1) Aloys H. Litteken is hereby removed from the list of Directors and Executive Officers of Anheuser-Busch Companies, Inc.

         (2) Douglas J. Muhleman is hereby added to the list of Directors and Executive Officers of Anheuser-Busch Companies, Inc. Mr. Muhleman is a United States citizen, his business address is One Busch Place, St. Louis, Missouri 63118, and his principal occupation is Group Vice President-Brewing, Production and Technology of Anheuser-Busch Companies, Inc.

         (3) John H. Purnell is hereby removed from the list of Directors and Executive Officers of Anheuser-Busch International, Inc.

         (4) Jesus Rangel is hereby removed from the list of Directors and Executive Officers of Anheuser-Busch International Holdings, Inc.